THIS AGREEMENT is made the day 3rd of September 1998

BETWEEN:

     1. HANSON FUNDING (G) LIMITED (company no. 2582818) whose registered office is at 1 Grosvenor Place, London SW1X 7JH
     ("the Vendor"); and

     2. HANSON FINANCE PLC (company no. 1104811) whose registered office is at 1 Grosvenor Place, London SW1X 7JH (the
     "Guarantor"); and

     3. LYNTON GROUP LIMITED (company no. 1755460) whose registered office is at Denham Airport, Hangar Road, Uxbridge,
     Middlesex UB9 5DF ("the Purchaser").

WHEREAS the Vendor is the legal and beneficial owner of all the issued shares in the capital of the Company. It has agreed to sell these shares to the Purchaser upon the terms set out in this Agreement.

NOW THIS AGREEMENT WITNESSES as follows:-

     1. DEFINITIONS AND INTERPRETATION

     1.1 In this Agreement the following words have the following respective meanings:-

"the Accounts"                  the audited financial statements of the
                                Company and each of the Subsidiaries,
                                comprising the balance sheet and profit
                                and loss account of the Company and of
                                each of the Subsidiaries, together in
                                each case with the notes thereon,
                                director's report and auditors' report
                                for the year ended on the Balance Sheet
                                Date

"the Act"                       the Companies Act 1985 (as amended)

"agreed form"                   in the form of the draft a copy of which
                                has been initialled on behalf of the
                                parties hereto and is annexed to this
                                Agreement

"Aircraft"                      the Sikorsky S76B (serial number 760356)
                                and the Sikorsky S76A (serial number
                                760086) as more particularly described
                                in the Aircraft Agreements

"Aircraft Agreements"           the agreements to sell the Aircraft in
                                the agreed form


"the Balance Sheet              September 30, 1997
   Date"

"the Business"                  the business of corporate aviation
                                services including transport and
                                chartering services, sales, maintenance
                                and aircraft management business
                                together with any other business which
                                the Company and/or any Group Company
                                presently carries on

"the Company"                   Air Hanson Limited

"Completion"                    completion of this Agreement pursuant to
                                Clause 4

"Completion Accounts"           a consolidated balance sheet and profit
                                and loss account of the Group to be
                                prepared as at close of business on the
                                Completion Date and as more particularly described in Clause 5

"the Completion Date"           the date of this Agreement

"Deed of Assignment"            the deed of assignment between Air
                                Hanson Aircraft Sales Limited, the
                                Guarantor and the Purchaser in the
                                agreed form

"Deed of Indemnity
      (Lease)"                  the deed of indemnity between the
                                Vendor, the Purchaser and Hanson PLC
                                in the agreed form

"Deed of Indemnity
     (Romanian Bond)"           the Deed of Indemnity between the
                                Purchaser, Air Hanson Aircraft Sales
                                Limited and the Guarantor in the agreed
                                form

"Deed of Waiver"                the deed to be executed by Hanson PLC in
                                the agreed form

"the Disclosure Letter"         the letter with today's date delivered
                                by the Vendor to the Purchaser
                                immediately prior to exchange of this
                                Agreement which contains certain
                                disclosures in relation to the
                                Warranties

"Employees"                     those employees engaged under oral or
                                written contracts and employed by any
                                Group Company as at the date hereof

"the Escrow Account"            the interest bearing deposit account in
                                the joint names of the Vendor and the
                                Purchaser with The Royal Bank of
                                Scotland plc at its branch at 62-63
                                Threadneedle Street, London EC2R 8LA
                                Account number:  91267120 , Sort Code:
                                15-10-00

"the Escrow Amount"             US$250,000

"the Group"                     the Company and each of the Subsidiaries

"Group Company"                 any member of the Group

"Inter-company Payables"        the aggregate of the amounts owing as at
                                the Completion Date from members of the
                                Group to members of the Vendor Group

"Inter-company
  Receivables"                  the aggregate of the amounts owing as at
                                the Completion Date from members of the
                                Vendor Group to members of the Group

"Letter of Indemnity"           the letter to be addressed by Hanson PLC
                                to the Purchaser in the agreed form

"Management Accounts"           unaudited management accounts for the
                                Group for the period from 1 October,
                                1997 to 30 June, 1998.

"Net Assets"                    the amount shown in the Net Assets
                                Statement of the total assets less
                                liabilities of the Group at Completion
                                (which excludes the Inter-company
                                Payables (these being waived at
                                Completion by the Deed of Waiver) and
                                the Inter-company Receivables)

"Net Assets Statement"          has the meaning ascribed thereto in
                                Clause 5.1.2


"the Pension Scheme"            the Hanson Industrial Pension Scheme

"the Properties"                the properties details of which appear
                                in Schedule 3

"the Purchaser's Group"         the Purchaser and its subsidiaries
                                including (without limitation) the Group

"Raytheon"                      Raytheon Aircraft Company

"the Raytheon Agreement"        the Customer Support Agreement dated
                                1 January, 1998 between Raytheon and the
                                Company

"the Release Date"              the first working day following the
                                expiry of one year after the Completion
                                Date or, if earlier, the date on which
                                Raytheon announces the award of their UK customer support agreement to a third party

"the Shares"                    the entire issued share capital of the
                                Company

"the Subsidiaries"              the companies, other than the Company,
                                details of which are set out in Schedule
                                1

"Tax" shall bear the same meaning as set out in Clause 1(A) of the Tax Deed and "Taxation" shall also bear the same meaning

"the Tax Deed"                  a deed of tax covenant in the agreed
                                form which contains certain covenants
                                relating to tax

"the Taxes Act"                 the Income and Corporation Taxes Act
                                1988

"the Vendor Group"              Hanson PLC and its subsidiaries
                                (excluding the Group) from time to time

"the Warranties"                the warranties contained in Schedule 2

     1.2 Words and phrases which are defined in the Act have the same meaning in this Agreement.

     1.3 Where reference is made to a statutory provision it shall be interpreted to include all prior and subsequent enactments, amendments and modifications relating to it and any regulations made under it.

     1.4 References to Clauses and Schedules are to the clauses of and schedules to this Agreement unless stated otherwise.

     1.5 References to the masculine gender include the feminine and neuter and vice versa and references to the singular include the plural and vice versa.

     1.6 The headings and index to this Agreement are inserted for convenience only. They are not to affect its interpretation or construction.

     1.7    The Schedules form part of this Agreement.

     2. SALE OF THE SHARES

       Subject to the terms of this Agreement the Vendor agrees to sell with full title guarantee and the Purchaser agrees to buy the Shares with effect from the Completion Date free from any charge, lien, equity or encumbrance, but together with the benefit of all rights attaching to them as at the Completion Date.

     3. CONSIDERATION

       Subject to adjustment as provided in Clause 5.3, the consideration for the sale of the Shares pursuant to this Agreement is the payment by the Purchaser to the Vendor of the sum of US$1 to be satisfied in cash at Completion.

     4. COMPLETION

     4.1 Immediately prior to Completion and as a condition of Completion, the Vendor and the Purchaser shall have procured that:

          (a) the Aircraft Agreements are duly signed and dated by all the parties thereto and that payment for and, delivery of, the Aircraft has been effected; and

          (b) the Deed of Assignment has been duly executed and dated by all the parties thereto and that payment for the Debt (as defined in the Deed of Assignment) has been made by the Guarantor.

     4.2 The sale and purchase of the Shares will be completed at 1 Grosvenor Place, London SW1X 7JH or such other location as may be mutually agreed on the Completion Date when:-

     4.3    the Vendor will deliver or make available to the Purchaser:-

               4.3.1 duly executed transfers in respect of the Shares in favour of the Purchaser or its nominee;

               4.3.2   the share certificates relating to the Shares;

               4.3.3 the statutory books of the Company and each of the Subsidiaries written up to date;

               4.3.4   the Tax Deed duly executed by the Vendor;

               4.3.5 duly executed transfers in favour of the Purchaser or its nominee in respect of any shares in the capital of the Subsidiaries which are not registered in the name of the Company or any of the Subsidiaries;

               4.3.6 the share certificates relating to any shares transferred pursuant to Clause 4.3.5;

               4.3.7 the common seals, certificates of incorporation, share certificate books, cheque books and copies of the memorandum and articles of association of the Company and the Subsidiaries;

               4.3.8 all documents of title held by the Group relating to the Properties;

               4.3.9 all books of account or reference as to customers and other records in any way relating to or concerning the respective businesses of the Company and the Subsidiaries;

               4.3.10 all licences, consents, permits and authorisations obtained by or issued to the Company or the Subsidiaries or any other person in connection with the business carried on by it and them;

               4.3.11 subject to and conditional upon the Purchaser performing its obligations under Clause 4.5.2 the Deed of Waiver duly executed by Hanson PLC;

               4.3.12 the Deed of Indemnity (Lease) duly executed by the Company and Hanson PLC;

               4.3.13 the Deed of Indemnity (Romanian Bond) duly executed by Air Hanson Sales Limited and the Guarantor;

               4.3.14  the Letter of Indemnity duly executed by Hanson
               PLC; and

               4.3.15 details of the balances of all bank accounts of each of the Group Companies as at the close of business the day before the Completion Date with a list of issued and uncleared cheques drawn on, and other debits to, such accounts and a cash book reconciliation as at the date not more than two business days before Completion.

     4.4 the Vendor shall procure that board meetings of each Group Company are held at which as appropriate:-

          4.4.1 the transfers of the Shares and any transfers pursuant to Clause 4.3.5 (as the case may be) shall be approved for registration subject only to being stamped;

          4.4.2 G Dransfield and P T R McHaffey shall resign as directors and D Hendry shall resign as secretary and shall each deliver to the Purchaser a letter addressed to the relevant Group Company in the agreed form and C Tennant and D Harland shall be appointed directors and P Boyd shall be appointed secretary of each of the Group Companies;

          4.4.3 each Group Company shall resolve to change its current financial year end to the Completion Date;

          4.4.4 all existing authorities of the Group to its bankers shall be amended as the Purchaser may direct.

     4.5         the Purchaser will then:-

          4.5.1  pay the sum of US $1 in cash to the Vendor;

          4.5.2 as agent for Air Hanson Aircraft Sales Limited, pay to the Vendor as agent for Hanson PLC the sum of pound sterling79,060 in partial settlement of the Inter-Company Payables

          4.5.3 pay the sum of pound sterling82,985 to The Royal Bank of Scotland plc in accordance with the provisions of Clause 4 of the Deed of Indemnity (Lease);

          4.5.4 deliver to the Vendor the Tax Deed duly executed by the Purchaser;

          4.5.5 deliver to the Vendor the Deed of Indemnity (Lease) duly executed by the Purchaser;

          4.5.6  deliver to the Vendor the Deed of Indemnity (Romanian
          Bond) duly executed by the Purchaser;

          4.6    The Vendor will pay the Escrow Amount into the Escrow
          Account;

     4.7 The Purchaser shall, at its own expense, procure that, immediately following Completion, the Company and any relevant Subsidiaries file with the Companies Registry or other relevant authority notice of the resolution passed pursuant to Clause 4.4.3.

     4.8 With the exception of the period of 60 days from the date of Completion during which period the Vendor hereby consents and authorises the use in connection with the business of the Company and the Subsidiaries, the Purchaser undertakes to the Vendor that it will not, and it will procure that the Company and the Subsidiaries, and each subsidiary and holding company of the Purchaser, will not at any time after Completion use as a trade or business name or trademark or carry on any business under (i) a name or title containing the word "Hanson" or any word colourably similar thereto other than "Air Hanson" or (ii) the Hanson logo or any logo colourably similar thereto.

     5. COMPLETION AND STATUTORY ACCOUNTS

     5.1 As soon as practicable (and in any event no more than 60 days other than for reasons beyond the parties control) after the Completion Date, the Purchaser shall procure each Group Company to co-operate to enable the preparation by Ernst & Young ("the Accountants") of drafts of:-

          5.1.1 statutory accounts for each of the Company and the Subsidiaries for the period ending on the Completion
          Date;

          5.1.2 the Completion Accounts, which shall be based upon such statutory accounts; and

          5.1.3 a statement of the Net Assets (the "Net Assets Statement"), in each case to be prepared in accordance with the policies referred to in Schedule 4 and, subject thereto, applying accounting policies and practices identical to those used and applied consistently by the Group in preparing the Accounts (or UK GAAP if such policies are not in accordance with UK
          GAAP).

     5.2 Forthwith upon preparation of the draft Completion Accounts and the Net Assets Statement, the Purchaser shall procure that the Company shall deliver a copy of the same to the Purchaser and the Vendor. The
     Purchaser and the Vendor shall have sixty days in which to review the draft Completion Accounts and the draft Net Assets Statement. If either the Purchaser or the Vendor disputes any items in the draft Completion Accounts or the draft Net Assets Statement, such party may give written notice to that effect to the other party during the aforesaid sixty day period of review setting out the issue in dispute and the basis for the objection. If such notice is given within the said period, the Purchaser and the Vendor shall endeavour to resolve their differences. If such differences are not resolved in writing within sixty calendar days after delivery of the first notice of objection, then such dispute shall be referred to an independent firm of chartered accountants agreed upon by the parties or, failing agreement, a firm of chartered accountants appointed by the President for the time being of the Institute of Chartered Accountants in England and
     Wales, who shall determine the dispute acting as an expert and not as an arbitrator, and whose decision shall, save for any manifest error in calculation, be final and binding on the parties. The Vendor shall bear the costs of the Accountants and the Purchaser shall bear the costs of their accountants in carrying out their functions pursuant to this Clause 5 and the costs of any accountants' determination of the dispute pursuant to this Clause 5.2 shall be shared equally between the Vendor and the Purchaser. If no such notice is delivered by either the Purchaser or the Vendor within the aforesaid sixty day review period, the Purchaser and the Vendor shall be deemed to have conclusively agreed with the draft Completion Accounts and the draft Net Assets Statement and such drafts (or, as the case may be, the drafts as amended by the parties or by the independent accountants following such dispute) shall be the Completion Accounts and the Net Assets Statement for the purpose of this Agreement.

     5.3 Any adjusting payment shall be made as set out below within ten days after the later of the expiry of the sixty day review period referred to in Clause 5.2 and the final determination of any dispute between the parties pursuant thereto in accordance with the provisions of Clause 5.2.
     If:

          5.3.1 the Net Assets are less than pound sterling 581,000, the Vendor shall pay to the Purchaser an amount equal to the shortfall; and

          5.3.2 the Net Assets are more than pound sterling 581,000, the Purchaser shall pay the Vendor an amount equal to the difference (subject to a maximum additional payment of pound sterling500,000)

       in each case, any such payment to be treated as an adjustment of the cash consideration paid pursuant to Clause
     3.1.

     6. THE RAYTHEON AGREEMENT

     6.1 The Purchaser shall use its reasonable endeavours to procure that, prior to the Release Date, Raytheon gives its consent to the change in control of the Company and that Raytheon either waives its right to terminate the Raytheon Agreement pursuant to Clause 17.2 thereof or agrees to enter into a new agreement with the Purchaser or a member of the Group on terms substantially the same as those set out in the Raytheon Agreement ("the Raytheon Consent")

     6.2 If, prior to the Release Date the Raytheon Consent has been obtained, there shall be released to the Vendor within 2 working days from the Escrow Account the Escrow Amount together with all interest accrued thereon which amount shall be treated as additional consideration for the sale of the Shares pursuant to this Agreement.

     6.3 If, on the Release Date the Raytheon Consent has not been obtained, there shall be released to the Purchaser within 2 working days from the Escrow Account the Escrow Amount together with all interest accrued thereon.

     6.4 Save as provided in this Clause 6, no releases or withdrawals shall be made from the Escrow Account save with the previous written consent of both the Vendor and the Purchaser.

     6.5 The Vendor and the Purchaser each agrees to give such instructions to the Royal Bank of Scotland plc as may be required to give full effect to the provisions of this Clause 6.

       7.   WARRANTIES

     7.1 The Vendor hereby warrants to the Purchaser that the Warranties are true as at the date of this Agreement. Where any Warranty refers to the awareness of the Vendor or is given "so far as the Vendor is aware" (or similar qualification) the Vendor shall be deemed to have only such awareness (in addition to matters of which they are actually aware) as they would have at the date of this Agreement after making all reasonable enquiries into the subject matter of that Warranty of the Directors of the Company and each of the Subsidiaries, Peter Sibley, David Sale and Dan Hendry and each such Warranty shall be deemed to include a further statement to the effect that the Vendor has made such enquiries.

     7.2 The Vendor shall be under no liability under the Warranties in relation to any matter forming the subject matter of a claim thereunder to the extent that the same or the facts or circumstances giving rise thereto are fairly disclosed in the Disclosure Letter or provided for by way of reduction of the Net Assets.

     7.3 The Vendor shall be under no liability in respect of any claim under the Warranties or the Tax Deed and any such claim shall be wholly barred and unenforceable unless written notice of such claim setting out reasonable details of the relevant claim (including to the extent then known reasonable particulars of the grounds on which such claim is based and the amount claimed to be payable in respect thereof if reasonably quantifiable) shall have been served upon the Vendor by the Purchaser:-

     7.3.1 in the case of a claim under the Warranties (other than the Warranties relating to tax), by not later than 5 p.m. on 31 December 1999; and

     7.3.2 in the case of a claim under the Tax Deed or under the Warranties relating to tax, by not later than 5 p.m. on the sixth anniversary of the date of this Agreement.

     7.4 Any claim under the Warranties in respect of which written notice has been served on the Vendor pursuant to Clause 7.3 shall be wholly barred and unenforceable unless either:-

          7.4.1 the amount payable in respect of the relevant claim has been agreed by the Vendor within nine months of the date of such written notice; or

          7.4.2 legal proceedings have been instituted in respect of such claim by the due service of process on the Vendor within nine months of the later of:-

          7.4.2.1 the date of such written notice; and

          7.4.2.2 if the Vendor makes a request pursuant to Clause 7.10 in respect of such claim, the date on which (in respect of such proceedings as shall have been instituted by the Purchaser pursuant to such request);

          7.4.2.2.1 judgement is given by a court of competent jurisdiction; or

          7.4.2.2.2 the date on which settlement is reached in such third party proceedings with the consent of the Vendor ; or

          7.4.2.2.3 the date on which the Vendor and the Purchaser agree that proceedings or other action against the third party shall be abandoned.

     7.5 The Vendor shall be under no liability in respect of any claim under the Warranties unless and until the liability in respect of that claim when aggregated with the liability of the Vendor in respect of all other such claims shall exceed pound sterling50,000, in which case the Purchaser shall be entitled to claim all of the amount claimed provided that the Vendor shall have no liability in respect of any claim which would (but for this clause) have been less than pound sterling5,000.

     7.6 The aggregate liability of the Vendor in respect of all claims under this Agreement and the Tax Deed shall not in any circumstances exceed the aggregate of US $7.3 million except where specifically provided otherwise in the Tax
     Deed.

     7.7 No liability (whether in contact, tort or otherwise) shall attach to the Vendor in respect of any claim under the Warranties or the Tax Deed to the extent that:-

          7.7.1 the claim or the events giving rise to the claim arise as a result of:

                  (i) an act, omission or transaction of the Purchaser's
               Group after Completion which is voluntary, not required by the terms of this Agreement or the Tax
               Deed and otherwise than in the ordinary course of the Business; or

                  (ii) any claim, election or surrender or disclaimer
               made or omitted to be made or notice or consent given or omitted to be given by the Purchaser's
               Group after Completion (other than at the request or direction of the Vendor under Clause 6 of the Tax Deed) under the provisions of any statutes relating to tax;

          7.7.2 provision or reserve in respect of the matter giving rise to the claim shall have been made in the Net Asset
          Statement;

          7.7.3 the claim occurs out of or the amount thereof is increased as a result of:-

          7.7.3.1 any change in the accounting principles or practices of the Group introduced or effected by the Purchaser's Group on or after Completion other than such a change effected to comply with generally accepted accounting principles; or

          7.7.3.2 any increase in the rates of tax made after the date hereof (including with retrospective effect); or

          7.7.3.3 save as expressly provided in this Agreement any change in law or regulation which in any case takes effect retrospectively;

          7.7.4 the loss or damage giving rise to the claim is recoverable by the Purchaser under any policy of insurance existing at Completion in respect of the Group, less the cost of achieving any such recovery;

          7.7.5 the claim is for tax which arises in respect of the ordinary course of trading of the Company or any Subsidiary after the Completion Date; or

          7.7.6 the claim relates to a claim or liability for tax and would not have arisen but for any winding-up, cessation or major change in the conduct or nature after Completion of any business or trade carried on by the Group not caused by matters constituting a breach of the Warranties.

     7.8 The Purchaser shall not be entitled to recover any loss under the Warranties in respect of any matter to the extent that recovery has been made in relation to that matter under the Tax Deed, or vice versa.

     7.9    The provisions of Clause 7.10 shall apply if:-

              7.9.1 any claim is made against the Purchaser's Group which may give rise to a claim by the Purchaser against the Vendor under the Warranties; or

               7.9.2 the Purchaser's Group is or may be entitled to make recovery from some other person of any sum in respect of any facts or circumstances by reference to which the Purchaser has or may have a claim against the Vendor under the Warranties; or

     7.10 In any of the circumstances set out in Clause 7.9 the Purchaser shall and shall procure that the Purchaser's Group shall:-

     7.10.1 at the Vendor's cost and subject to the person taking such action being indemnified by the Vendor against all costs and expenses (including but not limited to the risk of an award of costs being made against it) which may properly be incurred by reason of such action, promptly and diligently take all such action as the Vendor may reasonably request (but for the avoidance of doubt the Vendor shall not be entitled to request the Purchaser to take any action that the Vendor are prohibited from taking by Clause 7.14) including the institution of proceedings and the instruction of professional advisers approved by the Vendor such approval not to be unreasonably withheld or delayed to act on behalf of each such person to avoid, dispute, resist, compromise, defend or appeal against any such claim against the Purchaser's Group as is referred to in Clause 7.9.1 or to make such recovery by the Purchaser's Group as is referred to in Clause 7.9.2 as the case may be, in accordance with the reasonable and lawful instructions of the Vendor ;

     7.10.2 not settle or compromise any liability or claim to which such action is referable without the prior written consent of the Vendor such consent not to be unreasonably withheld or delayed; and

     7.11 In the event that the Vendor shall have paid to the Purchaser an amount in respect of a claim under the Warranties and subsequent to the making of such payment the Purchaser's Group recovers from some other person a sum which is referable to that payment, the Purchaser shall promptly repay to the Vendor an amount equal to the amount so recovered (net of any costs of recovery and any tax on the amount recovered) or, if lower, the amount paid by the Vendor to the Purchaser.

     7.12   The Purchaser shall as soon as is reasonably practicable:-

     7.12.1 inform the Vendor in writing of any fact, matter, event or circumstance which comes to its notice or the notice of the Purchaser's Group whereby it appears that the Vendor is or may reasonably be expected to be liable in respect of any claim by a third party which may give rise to a claim under the Warranties or whereby it appears the Purchaser's Group shall become or may become entitled to recover from some other person a sum which is referable to a payment already made by the Vendor in respect of such a claim; and

     7.12.2 thereafter keep the Vendor fully informed of all material developments in relation thereto; and

     7.12.3 provide at the cost of the Vendor all such information and documentation (no matter how it is recorded or stored) as the Vendor shall reasonably request in connection therewith and also in connection with any proceedings instituted by or against the Purchaser's Group under Clauses 7.10 and 7.11 except where the provision of such information and documentation would be in breach of legal privilege or duty of confidentiality to a third party.

     7.13 No liability in respect of any claim for tax under the Warranties shall become payable:-

     7.13.1 in the case of a claim for tax involving an actual payment of tax or the loss or set off of a relief against tax, prior to the date on which a payment of tax becomes finally due and payable under or in consequence of the claim for taxation in question; or

    7.13.2 in the case of a claim for tax involving the loss of or reduction of a right to repayment of tax, prior to the day on which any repayment or increased repayment of tax which, but for such claim for tax would have been available, would have been due.

          For the avoidance of doubt, provided a claim for breach of Warranty is made prior to the time limits in Clauses 7.3 and 7.4, payment will remain payable outside of such time limits.

     7.14 The Vendor on behalf of itself and each member of the Vendor Group hereby waives any and all claims which it or the Vendor Group might otherwise have against the directors and employees of each of the Group Companies, except that this clause shall not result in the Vendor waiving claims for fraud or wilful non-disclosure by directors and employees.

     7.15 Nothing in this Agreement shall or shall be deemed to relieve the Purchaser of any common law or other duty to mitigate any loss or damage incurred by it.

     7.16 The Vendor acknowledges that the Purchaser has entered into this Agreement in reliance upon the Warranties. The
     Purchaser agrees that the Purchaser's sole remedy is for damages for breach of contract in respect of the warranties, undertakings and covenants and to be indemnified and held harmless (subject to the terms thereof) under the indemnities expressly set out in this Agreement and the Tax
     Deed subject to the applicable limitations contained in this Agreement and the Tax Deed.

     7.17 Subject and without prejudice to the foregoing provisions of this Clause the Warranties shall remain in full force and effect after Completion, but the Purchaser shall have no right to rescind or terminate this Agreement after Completion (whether for breach of any of the Warranties or under the provisions of the Misrepresentation Act 1967 or for any other reason whatsoever).

     7.18 Any payment made pursuant to the Warranties or the Tax Deed by the Vendor net of any repayments by the Purchaser shall be deemed to be an adjustment to the cash consideration paid pursuant to Clause 3.1.

     7.19 None of the provisions of this Clause 7 shall operate to limit or exclude any liability of the Vendors for any claim arising from fraudulent or wilful misrepresentation.

     8. PURCHASER'S UNDERTAKINGS

     8.1 Subject to Clause 9.5, the Purchaser will not and it will procure that each member of the Group will not at any time after the Completion Date furnish to any other person information of a confidential or secret nature relating to the Vendor Group's affairs or businesses known to any of them (other than to the Purchaser's professional advisers who shall previously have agreed to keep such information confidential) unless so requested in writing by the Vendor or requested by any competent authority in the exercise of any legal power or unless the same becomes public knowledge other than by reason of breach of this Clause.

     8.2 The Purchaser shall use all reasonable endeavours to procure that as soon as reasonably practicable after /Completion each member of the Vendor Group is released from those guarantees, indemnities, bonds or securities (including, without prejudice to the generality thereof, the guarantees given by the Vendor and all other members of the Vendor
     Group in respect of the bank borrowings of each member of the Group) specified against this Clause in the Disclosure
     Letter in respect of any liability, act or omission after Completion of any member of the Group and pending such release shall (without prejudice to its rights under the Warranties) indemnify and keep indemnified the Vendor for itself and as trustee for each member of the Vendor's Group against all claims, demands, costs, expenses, liabilities and obligations in respect of each such guarantee, indemnity, warranty, bond or security.

9. PROTECTION OF GOODWILL

     9.1 Subject to the following provisions of this Clause 9, the Vendor undertakes that neither it nor any other member of the Vendor Group will for a period of two years after Completion within the United Kingdom without the Purchaser's prior written consent directly or indirectly carry on or be engaged, concerned or interested either solely or jointly with any person in any of the activities of the Business or solicit the custom of any person for any of the activities of the Business.

     9.2 The Vendor undertakes that it will not and that it will procure that no member of the Vendor Group will not at any time after Completion without the Purchaser's prior written consent:-

          9.2.1 with the exception of the word "Hanson", use any name identical to or likely to be confused with a name used by the Group prior to Completion in connection with the Business;

          9.2.2 save for the purposes of and to the extent reasonably necessary for dealing with taxation matters in accordance with the terms of the Tax Deed, hold itself out as having any continuing connection with the Group or the Business;

          9.2.3 subject to Clause 9.5 disclose or use any trade secrets or confidential information relating to the Group and/or the Business which it has acquired prior to Completion; or

          9.2.4 for a period of two years after Completion induce, solicit or endeavour to entice any director or senior manager to leave the service or employment of the Company or the Group, but the foregoing shall not be taken to prevent the Vendor Group from advertising vacancies generally nor from employing anyone who bona fide responds to any such advertisements .

     9.3 The Vendor undertakes that it will and that it will procure that the each member of the Vendor Group will make reasonable efforts to maintain the confidentiality of any confidential information relating to the Group and/or the Business which it may acquire in any manner.

     9.4 Nothing in this Agreement shall in any way prevent the Vendor or any member of the Vendor Group at any time from
     (i) owning, leasing or chartering aircraft for the purposes of the Vendor Group or (ii) acquiring any firm or partnership or business of a sole trader or any shares or assets of a company or group of companies which carried on as part of its operation a business similar to the Business (herein called "the Restricted Business") provided that the principal reason for the acquisition of such business is other than to engage in the Restricted Business and that the Restricted Business constitutes and continues thereafter to constitute until the expiry of the said period of two years a minor part of the activity of such business or company or group of companies as acquired, that is to say, the aggregate turnover of the Restricted Business does not exceed pound sterling20 million or 10% of the aggregate turnover of such business or company or group of companies in its last financial year (as defined by section 742 of the Act) for which the accounts thereof are made up.

     9.5 Nothing contained in Clauses 9.2.3 or 8.1 shall apply to information that:-

          9.5.1 is in the public domain at the time of Completion or thereafter enters the public domain without breach of the terms of Clause 9 or 8.1 respectively; or

          9.5.2 must be disclosed pursuant to any order made by any court or otherwise as may be required by law or by any regulatory body or authority (including, without limitation, the London Stock Exchange).

     9.6 Nothing in this Clause 9 is to prevent any member of the Vendor Group from holding for investment purposes up to 5% of the issued share capital of a company whose shares are dealt in or quoted on a recognised Stock Exchange.

     9.7 Each covenant and/or undertaking contained in this Clause 9 shall be construed as a separate covenant and/or undertaking and if one or more of the covenants and/or undertakings contained in this Clause 9 is held to be unlawful as being against the public interest or an unreasonable restraint of trade the remaining covenants and/or undertakings shall continue to bind the Vendor .

     9.8 If any covenant or undertaking in Clause 9.1 or Clause 9.2 shall be held to be void or unlawful but would be valid if deleted in part or reduced in application, the covenant or undertaking in question shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

     Without prejudice to the generality of the foregoing, if such invalidity arises by reason of the period being excessive, such period (as the same may previously have been reduced by virtue of this Clause 9.8) shall take effect as if reduced by six months until the resulting period shall be valid and enforceable.

     10.    PENSIONS

       The provisions of Schedule 5 shall apply in relation to the Pension Scheme.

     11.    RESTRICTIVE TRADE PRACTICES ACT

       No provision of this Agreement, by virtue of which this Agreement is subject to registration (if such be the case) under the Restrictive Trade Practices Act 1976 (unless this Agreement is a non-notifiable agreement pursuant to Section 27A of that Act) shall take effect until the day following the day upon which particulars of this Agreement are delivered to the Director General of Fair Trading in accordance with the provisions of that Act. For this purpose the expression "this Agreement" includes any agreement or arrangement of which this Agreement forms part and which is registrable or by virtue of which this Agreement is registrable.

     12.    NOTICES

     12.1 Any notice given under this Agreement or the Tax Deed shall be in writing signed by or on behalf of the party giving it.
     The notice may be served by leaving it at or sending it by pre-paid recorded delivery or registered post to the registered office for the time being of the recipient.

     12.2   Any notice so served is deemed to have been received:-

               12.2.1 in the case of personal service, upon delivery; and

               12.2.2 in the case of pre-paid recorded delivery or registered post, forty-eight hours from the time of posting.

     12.3 For notices served by post it will be sufficient in proving service to establish that the envelope containing the notice was properly stamped, addressed and posted.

     13.    COSTS

       Each of the parties is to be responsible for its own costs
     (including, in the case of the Purchaser, any stamp duty costs) relating to the preparation and execution of this Agreement and the documents referred to herein.

     14.    CONFIDENTIALITY

       Save to the extent required by law or the regulations of the London Stock Exchange or other share exchange, no announcement concerning the terms of or any matters contemplated by this Agreement or any matter ancillary to it may be made by or on behalf of any party to this Agreement except with the prior written consent of the other such consent not to be unreasonably withheld or delayed. Where announcements or disclosure (as contemplated by Clause
     9.5.2) are required by law or regulation the parties hereto shall to the extent reasonably practicable consult each other as to the form and/or content of such announcement or disclosure.

     15.    THE GUARANTOR

     15.1 The Guarantor irrevocably and unconditionally guarantees the due and punctual performance by the Vendor of its obligations under this Agreement and the Tax Deed and irrevocably and unconditionally undertakes with the Purchaser that, if the Vendor shall fail in any respect to fulfil any of its said obligations or shall be in breach of any of the Warranties or any of the covenants given to the Purchaser under this Agreement or the Tax Deed, the Guarantor will indemnify the Purchaser against all losses, damages, costs, charges and expenses which may be suffered or reasonably incurred by the Purchaser by reason of such failure or breach to the intent that, if the Vendor shall so fail, the Purchaser shall be at liberty to act and the Guarantor shall be liable as if the Guarantor were the party principally bound by such obligations.

     15.2 The guarantee and indemnity contained in Clause 15.1 is a continuing guarantee and indemnity and shall remain in force until all obligations of the Vendor under this Agreement and the Tax Deed have been fully performed and all sums payable by the Vendor have been fully paid.

     15.3 The obligations of the Guarantor shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate the Guarantor from its obligations or affect such obligations including, without limitation and whether or not known to the Guarantor:-

          15.3.1 any time, indulgence, waiver or consent at any time given to the Vendor or any other person;

          15.3.2 any compromise or release of, or absention from perfecting or enforcing, any rights or remedies against the Vendor or any other person;

          15.3.3. any legal limitation, disability, incapacity or other circumstance relating to the Vendor or any other person or any amendment to or variation of the terms of this Agreement or the Tax Deed; and

          15.3.4 any irregularity, unenforceability or invalidity of any obligations of the Vendor under this Agreement or the Tax Deed or the dissolution, amalgamation, reconstruction or insolvency of the Vendor.

     15.4 The guarantee and indemnity contained in Clause 15.1 may be enforced by the Purchaser without first having to take any steps or proceedings against the Vendor.


     16.    ENTIRE AGREEMENT

       This Agreement (together with the various documents referred to in it) constitutes the entire agreement between the parties relating to the sale and purchase of the Shares. No variation of this Agreement will be effective unless it is in writing signed by or on behalf of all of the parties.

     17.    FURTHER ASSURANCE

     17.1 All provisions of this Agreement which have not been performed in full at Completion are to remain in full force and effect notwithstanding Completion.

     17.2 The Vendor will do all acts and execute all deeds and documents reasonably required by the Purchaser to validly transfer the Shares to the Purchaser and to assure to it the rights agreed to be granted pursuant to this Agreement. Stamp duty on the transfer of the Shares shall be for the account of the Purchaser.

     18.    BENEFIT AND BURDEN

     18.1 This Agreement, the Tax Deed together with all documents referred in them and all rights and benefits of such agreements are personal to the parties hereto and may not be assigned at law or in equity.

     18.2 Any waiver of a breach or default of the terms of this Agreement will not constitute a waiver of any subsequent breach or default. No waiver of any term, provision or condition of this Agreement shall be effective unless such waiver is evidenced in writing and signed by the waiving party.

     19.    MISCELLANEOUS

     19.1 This Agreement may be executed in any number of counterparts and by several parties hereto on separate counterparts each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same document.

     19.2 If at any time any one or more provisions of this Agreement is or becomes invalid, illegal or unenforceable in any respect under any law the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.

     20.    GOVERNING LAW

       This Agreement and the Tax Deed are governed by English law. The parties agree to submit to the non-exclusive jurisdiction of the English courts, for the purposes of the interpretation and enforcement hereof and thereof.

IN WITNESS WHEREOF this Agreement has been executed as a Deed by or on behalf of each the parties hereto the day and year first above written.